Exhibit 99.1

Therapix Biosciences Ltd. Receives Nasdaq Notification Regarding Minimum Bid Requirements

TEL AVIV, Israel, Feb. 27, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments announced today that on February 24, 2020, the Company received a written notice from the Nasdaq Stock Market LLC indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the Company’s closing bid price for its American Depositary Shares was below $1.00 per share for the last 30 consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until August 24, 2020, to regain compliance with the minimum bid price requirement. During the compliance period, the Company’s American Depositary Shares will continue to be listed and traded on the Nasdaq Stock Market. To regain compliance, the closing bid price of the Company’s American Depositary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period.

If the Company is not in compliance by August 24, 2020, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s American Depositary Shares will be subject to delisting.

The Company intends to monitor the closing bid price of its American Depositary Shares between now and August 24, 2020, and will consider available options to resolve the Company’s noncompliance with the minimum bid price requirement as may be necessary. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement or will otherwise be in compliance with other Nasdaq listing criteria.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise.  Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com